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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                STATUS UPDATE ON LATE FINANCIAL STATEMENTS FILING

          APPLICATION TO COURT FOR EXTENSION OF ANNUAL MEETING DEADLINE


JUNE 10, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) provides a status update on the preparation and filing of its financial statements and related matters.

As previously disclosed, Kinross has not yet filed its financial statements, related management discussion and analysis and its annual information form as a result of the review of the accounting treatment associated with the TVX Gold/Echo Bay merger. Kinross and its independent valuators, consultants and auditors are continuing the work to finalize the valuation of and accounting for the assets acquired in the merger.

An application will be made (the "Application") to the Ontario Superior Court of Justice for an order extending the time for holding the Company's 2005 annual shareholders' meeting past June 30, 2005. The application will seek an order by the Court to extend the meeting deadline until December 31, 2005, though management is making all possible efforts to be in a position to hold its meeting as soon as possible after financial statements have been completed and filed.

Kinross hereby notifies its shareholders that a court date to hear the Application has been set for June 24, 2005 at 10:00 a.m. to be heard at 393 University Avenue, 8th Floor, Toronto, Ontario. Shareholders who wish to appear on this application should serve a Notice of Appearance, in accordance with the Ontario Rules of Civil Procedure on Robert Cohen of Cassels Brock & Blackwell LLP at 40 King Street West, Suite 2100, Scotia Plaza, Toronto, Ontario, M5H 3C2 or by Fax to Robert Cohen at 416-350-6929. The Court Application materials will be made available on our website at WWW.KINROSS.COM.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website. The next update is scheduled for the week of June 20, 2005.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                          AND COMMUNICATIONS
Tel.  (416) 365-7254                        Tel. (416) 365-1362




KINROSS WILL CONTINUE TO PROVIDE BI-WEEKLY STATUS UPDATES TO THE MARKET REGARDING THE PROCESS RELATING TO THE PREPARATION AND FILING OF ITS FINANCIAL STATEMENTS AND RELATED MATTERS, PURSUANT TO THE ALTERNATIVE INFORMATION GUIDELINES OF THE ONTARIO SECURITIES COMMISSION ("OSC") POLICY 57-603 AND CANADIAN SECURITIES ADMINISTRATORS STAFF NOTICE 57-301, UNTIL SUCH TIME AS KINROSS IS CURRENT WITH ITS FILING OBLIGATIONS UNDER CANADIAN SECURITIES LAWS.